Via Facsimile and U.S. Mail
Mail Stop 4720

February 23, 2010

Mr. Alan P. Donenfeld
Chief Executive Officer, President and Chairman
Prevention Insurance.Com
c/o Paragon Capital LP
110 East 59th Street 29th Floor
New York, New York 10022

Re: **Prevention Insurance.Com**
        Form 10-K for Fiscal Year Ended April 30, 2009
        Forms 10-Q for Fiscal Quarters Ended July 31, 2009 and October 31, 2009
        File No. 000-32389

Dear Mr. Donenfeld:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief